Via Facsimile and U.S. Mail
Mail Stop 6010

January 5, 2009

Mr. Peter H. Heckman
Chief Financial Officer
Horace Mann Educators Corporation
1 Horace Mann Plaza
Springfield, Illinois 62715-0001

Re: **Horace Mann Educators Corporation**
       Form 10-K for the Year Ended December 31, 2007
       Filed February 28, 2008
       Form 10-Q for the Quarterly Period Ended June 30, 2008
       File No. 001-10890
       Filed August 8, 2008

Dear Mr. Heckman:

       We have completed our review of your Form 10-K and of your Form 10-Q and
have no further comments at this time.

                                        Sincerely,

                                        Gus Rodriguez
                                        Accounting Branch Chief